300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

March 21, 2014

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones

Mary Beth Breslin

Gary Newberry

Kevin Vaughn

Re:	SunEdison Semiconductor Pte. Ltd.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 21, 2014

File No. 333-191052

Ladies and Gentlemen:

SunEdison Semiconductor Pte. Ltd., a Singapore private limited company (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”). On December 20, 2013, SunEdison Semiconductor Pte. Ltd., a Singapore private limited company, was formed and became the successor registrant as the ultimate parent company of SunEdison Semiconductor, Inc. Prior to the effective date of the Registration Statement, SunEdison Semiconductor Pte. Ltd. will convert from a Singapore private limited company into a Singapore public limited company. The effect of the conversion is a change in legal form rather than the establishment of a new entity. Upon such conversion, the registrant will be known as SunEdison Semiconductor Limited.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 7, 2014, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on December 16, 2013. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have

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March 21, 2014

referenced in the Company’s responses the appropriate page number(s) of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Artwork

1.	Regarding the various products depicted in your graphics, please include only in your graphics pictures of products that contribute substantially to your revenue.

Response: The Company confirms that the products depicted in the graphics are products that contribute substantially to the Company’s revenue. In response to the Staff’s comment, the Company has added captions to the graphics to make clear to readers what products are depicted.

2.	Please note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. By means of non-exclusive example, text such as “Global leader,” “One of the most technologically advance wafers,” “One of only 2 fully integrated SOI manufacturers,” “50 years of technology leadership,” “Key customers” and “Extensive global footprint” does not appear necessary to explain the visuals.

Response: In response to the Staff’s comment, the Company has deleted the text which is not necessary for an understanding of the graphics.

Structure and Formation of Our Company, page 5

3.	We note SunEdison Semiconductor Ltd. will be formed prior to the effectiveness of this registration and will be the registrant. Please tell us what consideration you have given to providing financial statements for this entity and explain why you concluded that such financial statements are not required.

Response: In response to the Staff’s comment, the Company confirms that it has included the financial statements of SunEdison Semiconductor Limited for the years ended December 31, 2011, 2012 and 2013 in the Prospectus. Included therein are the combined financial statements of SunEdison Semiconductor Limited, which have been carved out of and derived from the accounting records of SunEdison, Inc. and include the consolidated financial statements of SunEdison Semiconductor Limited. The financial statements of that entity were not presented in prior drafts of the Registration Statement since that entity was not in existence during any of the periods presented.

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March 21, 2014

Conflicts of interest between SunEdison and us, page 22

4.	Please revise to provide a separate risk factor to highlight the risk mentioned in the first full paragraph on page 23.

Response: In response to the Staff’s comment, the Company has added a separate risk factor on page 27 of the Prospectus discussing risks related to business opportunities that may be presented to SunEdison, Inc. and its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the Company and its subsidiaries).

Exhibit Index, page E-1

5.	Please file as an exhibit the CCZ and diamond coated wire license agreement mentioned on page 104.

Response: In response to the Staff’s comment, the Company confirms that the CCZ and diamond coated wire license agreement will be filed as an exhibit to a future amendment to the Registration Statement.

Exhibit 5.1

6.	Refer to paragraph 4. The exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should be based on all applicable documents, not merely a selected set of documents. Please file a revised opinion of counsel accordingly.

Response: In response to the Staff’s comment, a revised opinion of counsel has been filed as Exhibit 5.1 to the Registration Statement. We are also providing the Staff on a supplemental basis a comparison of the opinion reflecting the changes since the original version that was filed with Amendment No. 2 to the Registration Statement on December 17, 2013. The revised opinion clarifies that Singapore counsel has reviewed all of the documents that are necessary or desirable in order to render the opinion.

7.	Please tell us why the assumptions in paragraph 5(a), 5(b) and 5(f) are necessary and appropriate.

Response: The Company advises the Staff that the assumption previously set forth in paragraph 5(a) has been deleted from the revised opinion of counsel.

The assumption in paragraph 5(b) (now paragraph 5(a) in the revised opinion) has been narrowed in the revised opinion. The Company respectfully submits that the revised assumption is a customary and appropriate assumption taken in opinions rendered pursuant to Item 601(b)(5) of Regulation S-K as the facts assumed are not readily

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March 21, 2014

ascertainable. In particular, Singapore counsel may not have knowledge of all actions or decisions taken by the Company’s board of directors or shareholders that may impact the full force and effect of the resolutions authorizing the issuance of the ordinary shares.

In addition, the facts underlying the assumption are not readily ascertainable even with the use of a Company certificate, as such counsel is not able to verify the knowledge of the officer or director executing the company certificate. Singapore counsel was not, or will not be, in attendance at the Company’s board meetings or the meetings of the Company’s shareholders at which the resolutions were or will be passed, and cannot independently verify whether the officer who would execute the Company certificate was actually present at such meetings or otherwise had knowledge of all meetings subsequent to those meetings at which the relevant resolutions could have been modified or revoked. It is for these reasons that the assumption in paragraph 5(a) is used on a regular basis in both Singapore and U.S. legal opinion practice. Under U.S. legal opinion practice, counsel may render the legal opinion in this manner when “the cost of establishing the facts exceeds the likely benefit (often because of the improbability that what is assumed would upon investigation prove to be untrue)” of the results of investigation (see Section 2.3 of the 1998 TriBar Opinion Committee Report, The Business Lawyer; Vol. 53 (February 1998) (the “Tribar Report”). We have been advised that Singapore practice is similar. Without being able to make the assumption, Singapore counsel would be required to expend significant expense in interviewing officers and directors as to the accuracy of the minutes of the meetings and as to the nonexistence of subsequent board or shareholder meetings. The Company respectfully submits that verifying that a meeting did not take place is not a fact that is readily ascertainable to Singapore counsel. Simply put, it would require Singapore counsel to prove the negative for purposes of its legal opinion.

The Company respectfully submits that the inclusion of paragraph 5(a) is consistent with Singapore counsel’s obligations under Item 601(b)(5) of Regulation S-K because the language does not shift incremental risk of inaccuracy of the assumed facts to the investors. The Company believes that the elimination of the express assumption in paragraph 5(a) from the legal opinion would not shift risk away from investors and back to Singapore counsel, but rather would increase the risk to investors as Singapore counsel would be increasingly relying upon the more general customary assumption as to facts expressed in paragraph 5(b) (where counsel expressly assumes that facts stated in all documents submitted to such counsel are true and correct). However, because paragraph 5(b) does not describe the specific assumptions expressed paragraph 5(a), the Company believes that the deletion of paragraph 5(a) from the legal opinion could result in an investor having less understanding of the nature of the legal opinion. It would also be contrary to customary legal opinion practice not only in Singapore but also in the United States. See, e.g., Section 1.4(d) of the Tribar Report (noting the benefit of a stated assumption is that it “alert[s] the opinion recipient to the problem area”).

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March 21, 2014

With respect to the assumption in paragraph 5(f) (now paragraph 5(e) in the revised opinion), the Company advises the Staff that the referenced Searches are electronic searches which reflect, among others, the number of ordinary shares that have been issued by the Company as well as the total paid-up share capital of the Company based on statutory filings made by the Company and is used by Singapore counsel to support factual representations made by the Company in connection with the rendering of the “fully paid” portion of the opinion. Neither ACRA nor CrimsonLogic Pte. Ltd. (which are the sources for the Searches) warrants the accuracy of the information reflected in the searches or that the information provided in such searches are updated and correct. Indeed, each search contains a disclaimer in respect of any liability for damage or loss that may be caused as a result of any error or omission. Consequently, the assumption in paragraph 5(e) is necessary given the limitations inherent in this method of extracting information on the Company’s share capital from the sources. Singapore counsel has advised the Company that this assumption is typical and customary under Singapore opinion practice for “fully paid” opinions where similar searches are referred to in legal opinions. Further, the Company confirms to the Staff that Singapore counsel intends to conduct the Searches on the date of effectiveness of the Registration Statement or on a date as shortly before such date as practicable.

For the foregoing reasons, the Company respectfully submits that the inclusion of the assumptions in paragraphs 5(a) and 5(e) are appropriate as they (i) speak to facts not readily ascertainable even with the delivery of a factual company certificate, (ii) are consistent with Singapore counsel’s obligations under Item 601(b)(5) of Regulation S-K by making clear the limitations of the legal opinion upon which investors are relying as compared to a legal opinion where such assumptions are not stated and (iii) do not shift the risk of inaccuracy of the assumed facts to investors.

8.	Refer to the last two sentences of paragraph (3) and paragraph 5(c). Please confirm to us that the statements of fact that you relied upon do not represent matters of fact material to your opinion that are readily ascertainable.

Response: The Company advises the Staff that Singapore counsel has confirmed that the statements of fact that it has relied upon as referenced in paragraph (3) and paragraph 5(c) do not represent matters of fact material to its opinion that are readily ascertainable.

9.	We note that statements in paragraph 8 regarding the opinion being governed and construed in accordance with Singapore law, and that all matters arising under or in connection with this letter shall be referred exclusively to the Singapore courts. Please tell us how those statements are consistent with Section 14 of the Securities Act.

Securities and Exchange Commission

March 21, 2014

Response: With respect to the referenced language in paragraph 8 concerning the opinion being governed and construed in accordance with Singapore law, the Company has been advised by Singapore counsel that the inclusion of language clarifying that the opinion is governed and construed in accordance with Singapore law is standard Singapore opinion practice. Singapore counsel has identified a number of examples of other Item 601(b)(5) opinions from other Singapore companies, including Avago Technologies Ltd. (File No. 333-153127), Flextronics International Ltd. (File No. 333-121814, File No. 333-144486) and Verigy Ltd. (File No. 333-132291), and other non-U.S. companies, including Sensata Technologies Holding N.V. (File No. 333-163335), voxeljet AG (File No. 333-191213) and 58.com Inc. (File No. 333-191424), in which language similar to the referenced language is included in opinions of counsel filed as exhibits to those companies’ registration statements.

Singapore counsel has deleted the statement in the Exhibit 5.1 opinion concerning all matters arising under or in connection with the opinion being referred exclusively to the Singapore courts.

The Company respectively submits that the revised opinion complies with Section 14 of the Securities Act.

Exhibit 8.1

10.	We note that counsel is of the opinion that the statements in the prospectus under “Material U.S. Federal Income Tax Consequences” are accurate in all material respects. Please note that the Exhibit 8 short-form opinion must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please submit a revised opinion accordingly. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19, available on the Commission’s website.

Response: In response to the Staff’s comment, a revised opinion of counsel has been filed as Exhibit 8.1 to the Registration Statement.

Please note that the Prospectus has been revised to reflect that the Company and SunEdison will not be entering into a polysilicon supply agreement. As a result, that exhibit has been deleted from the Exhibit Index to the Amendment.

Securities and Exchange Commission

March 21, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers

cc:	Martin Truong
SunEdison, Inc.
Sally Townsley
SunEdison Semiconductor Pte. Ltd.